May 29, 2008
VIA EDGAR TRANSMISSION AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. William H. Demarest IV
RE:	Penson Worldwide, Inc. Form 10-K for the period ended December 31, 2007 Filed March 14, 2008 File No. 001-32878
Dear Mr. Demarest:
     We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated May 15, 2008 (the “Comment Letter”), with respect to the Company’s Form 10-K for the period ended December 31, 2008, File No. 001-32878. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.
Consolidated Statement of Cash Flows, page F-7
1.	We note that the effect of exchange rates on cash in the cash flow statement equals the foreign currency translation gain that is used to arrive at comprehensive income. Translation adjustments are solely a result of the translation process and have no direct effect on reporting currency cash flows. Please tell us how you have determined that these amounts are equal. See paragraph 111 of SFAS 52 and paragraph 146 of SFAS 195.
     In response to the Staff’s comment, the effect of foreign exchange rate changes on cash and cash equivalents was materially similar to the foreign transaction adjustment presented in other comprehensive income. The Company has used a “short-cut” method for computing the effect of foreign exchange rate changes on cash and cash equivalents in its statement of cash flows which has not resulted in material differences from the results of preparing its statement of cash flows in the more detailed manner prescribed in SFAS 95. The results of using the more detailed method resulted in a 6 percent difference in net cash flows from operating activities, a 1 percent difference in net cash from investing activities and a 4 percent difference in net cash from financing activities. The Company will use the method prescribed in SFAS 95 prospectively beginning with the Company’s Form 10-Q for the quarter ended June 30, 2008.
Note 4 — Acquisitions
Goldenberg Hehmeyer and Co., page F-14
2.	We note that two of your wholly owned subsidiaries entered into an internal reorganization and consolidation of assets on June 30, 2007. We also note that you accounted for this transaction as a business combination and recorded goodwill and intangible assets. Please tell us how you determined to record this transaction as a business combination. This appears to be a transaction between entities under common control and the net assets should have been recognized at their carrying amounts. For reference see paragraph D12 of SFAS 141.
     In response to the Staff’s comment, the internal reorganization was recorded as a transaction between entities under common control and all net assets were recognized at their carrying amounts. The goodwill of $2.8 million and the intangibles of $1.0 million recognized were a result of the acquisition of Goldenberg Hehmeyer and Co. We clarified this in our March 31, 2008 Form 10-Q filed May 8, 2008.
In connection with the above responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments in connection with this response please call me at 214-765-1533.

Sincerely, Penson Worldwide, Inc.
By:	/s/ Kevin W. McAleer
	Name:	Kevin W. McAleer
	Title:	Senior Vice President and Chief Financial Officer